Exhibit 4

CONTRIBUTION AGREEMENT

between

Blue Holding Company,

whose principal place of business is situated at 2501 McGee Trafficway, Kansas City, MO 64108, USA

(hereinafter referred to as “BHC”)

and

Hallmark Cards GmbH,

whose registered office is situated at Wespienstraße 8-10, 52062 Aachen, Germany

(hereinafter referred to as “HC Germany”)

(hereinafter also referred to BHC and HC Germany collectively as the “Parties” and individually the “Party”)

Introduction

(A)	BHC and HC Germany are both subsidiaries of Hallmark Cards, Incorporated (hereinafter referred to as “Hallmark”). BHC intends to make a capital contribution to its 100% subsidiary HC Germany by contributing its shareholdings of Crown Media Holdings, Inc. to HC Germany.

(B)	The Board of Directors of BHC and Hallmark, the sole shareholder of BHC, have each passed a resolution that a capital contribution consisting of 40.000.000 shares of Class A Common Stock of Crown Media Holdings, Inc. (hereinafter referred to as “Crown Media Shares”) to HC Germany is authorised and approved.

(C)	BHC wishes to make the capital contribution in the form of an other capital contribution (sonstige Zuzahlung) in terms of Section 272 Para 2 No. 4 of the German Commercial Code (Handelsgesetzbuch, “HGB”) all upon the terms and conditions set forth in this contribution agreement (the “Agreement”)

This being premised, the Parties agree as follows:

Article 1

Capital contribution

(1)	BHC contributes the Crown Media Shares including any profit participation rights to HC Germany. This capital contribution of the Crown Media Shares shall be made as an other capital contribution (sonstige Zuzahlung) in terms of Section 272 Para 2 No. 4 HGB of the shareholder BHC to the equity capital of HC Germany.

(2)	HC Germany will enter the capital contribution in terms of Article 1 (1) with a capital contribution value in its books in an amount equal to the aggregate of the market value (Verkehrswert) of the Crown Media Shares as determined by the average trading price on NASDAQ for the four business days prior to the date of closing. The capital reserve (Kapitalrücklage) in terms of Section 272 Para 2 No. 4 HGB of HC Germany increases by the amount of this capital contribution value.

(3)	For the avoidance of doubt, the before mentioned capital contribution

(i)	is not made by way of subscription for share capital since no new shares will be issued nor shall it constitute share premium since the capital contribution will be unrelated to any share issue;

(ii)	nor does it constitute a consideration for any goods or services provided by HC Germany, whether in the course of its ordinary business or otherwise;

(iii)	nor does it constitute a loan or other form of credit.

The book value of the BHC’s participation in HC Germany will increase by the amount of the capital contribution in terms of Article 1 (1).

Article 2

Transfer of the Crown Media Shares

(1)	BHC agrees to transfer the Crown Media Shares to HC Germany, without retaining any rights, title or interest in the Crown Media Shares, as a capital contribution in terms of Article 1 of this Agreement and HC Germany agrees to accept the transfer of the Crown Media Shares as a capital contribution in terms of Article 1 of this Agreement.

(2)	At the closing for the contribution, which shall take place on October 31, 2012, BHC shall deliver to HC Germany one or more certificates representing the Crown Media Shares together with duly executed stock power endorsed to HC Germany.

(3)	At the closing, HC Germany agrees to execute and deliver to BHC a Joinder to the Crown Media Stockholders Agreement in substantially the form attached hereto as Exhibit A.

Article 3

Pre-emption right

To the extent admissible under the articles of association of Crown Media Holdings, Inc., HC Germany hereby grants a pre-emption right in terms of Section 463 et seq. of the German Civil Code (Bürgerliches Gesetzbuch) (Vorkaufsrecht) to BHC with respect to the Crown Media Shares transferred to HC Germany.

Article 4

Representations and warranties

(3)	Subject to any limitations contained in this Agreement, BHC hereby represents and warrants to HC Germany by way of an independent guarantee that the statements as set forth in Article 1 (2) and in Article 4 (2) to (4) are correct as at the date hereof, unless expressly stated otherwise.

(4)	As at the date hereof, there are no outstanding subscriptions, options or rights of any third party to acquire the Crown Media Shares (except for the pre-emption right granted in Article 3); and there is no agreement, arrangement, understanding or commitment to give or create any of the foregoing and no person has claimed to be entitled to any of the foregoing.

(5)	As at the date hereof, BHC owns the Crown Media Shares.

(6)	As at the date hereof, no declared or hidden profit distribution has been resolved and no profit distribution has been made by Crown Media Holdings, Inc. after October 1, 2012.

Article 5

Miscellaneous

(7)	To the extent permitted by applicable law, this Agreement shall be exclusively governed by German law.

(8)	No variation, supplement or replacement of or from this Agreement or any of its terms shall be effective unless in writing and signed by or on behalf of each Party, provided that no other form is required by any mandatory law.

(9)	If one or several provisions of this Agreement become invalid or unenforceable, the remaining provisions hereof shall not be affected thereby, and instead of the invalid or unenforceable provision shall be deemed to be agreed as the Parties thereto would have chosen on entering into this Agreement in order to reach the economic effect of the provision to be replaced, if they had foreseen the invalidity or unenforceability.

October 31, 2012	October 31, 2012

Signed	Signed
For and on behalf of Blue Holding Company	For and on behalf of Hallmark Cards GmbH

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